Exhibit 4.7

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

TFI International Inc.

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

2.	Date of Material Change

February 18, 2020.

3.	News Release

TFI International Inc. (“TFI International”) issued a press release with respect to the material change described below on February 18, 2020 via Globe Newswire.

4.	Summary of Material Change

TFI International held a closing of its marketed offering of common shares in the United States and Canada, representing TFI International’s initial public offering in the United States, at which it issued a total of 6,900,000 shares, including 900,000 shares following the exercise in full by the underwriters of their over-allotment option, at a price of US $33.35 per share, for gross proceeds to TFI International of US $230,115,000 (approximately CAD $305 million).

5.	Full Description of Material Change

5.1.	Full Description of Material Change

TFI International held a closing of its marketed offering of common shares in the United States and Canada, representing TFI International’s initial public offering in the United States. TFI International issued a total of 6,900,000 shares, including 900,000 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of US $33.35 per share, the equivalent of CAD $44.20 per share based on the Bank of Canada exchange rate at the time of pricing, for gross proceeds to TFI International of US $230,115,000 (approximately CAD $305 million).

TFI International expects to use the net proceeds from the offering to reduce the amount outstanding under one of its credit facilities, thereby increasing the amount available under the credit facility for future use by TFI International. TFI International may use the credit facility in the future for working capital and general corporate purposes, including potential acquisitions.

The public offering was conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, J.P. Morgan and Credit Suisse as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial, Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers.

TFI International is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “TFII”.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. Mr. Bédard can be reached at (647) 729 4079.

9.	Date of Report

February 21, 2020.